December 20, 2004	Jenner & Block LLP	Chicago
	One IBM Plaza	Dallas
	Chicago, IL 60611	Washington, DC
Tel 312-222-9350
www.jenner.com

Thomas A. Monson
Tel 312 840-8611
Fax 312 840-8711
tmonson@jenner.com

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Pamela A. Long

Re:	Viskase Companies, Inc. Registration Statement on Form S-4 (“Registration Statement”) Filed October 27, 2004 File 333-120002

Dear Ms. Long:

     Jenner & Block LLP is providing an opinion in connection with the above-referenced Registration Statement regarding the enforceability of the notes to be registered pursuant to the Registration Statement. We concur with the Staff’s understanding that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and all applicable provisions of the Delaware constitution, including reported judicial decisions interpreting these laws.

     Please feel free to contact the undersigned at (312) 840-8611 with any questions or comments you may have.

Very truly yours,
/s/ Thomas A. Monson
Thomas A. Monson

cc:	Edward M. Kelly Gordon S. Donovan Edward G. Quinlisk